                                                                                                                                                                                         EXHIBIT 12

CATERPILLAR FINANCIAL SERVICES CORPORATION

COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES
(Unaudited)
(Millions of Dollars)

	Three Month Ended		Nine Months Ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2005	2004	2005	2004

Net Income	$87	$82	$260	$217

Add:
Provision for income taxes	43	31	132	100

Deduct:
Equity in profit of partnerships	(2)	(1)	(5)	(2)

Profit before taxes	$128	$112	$387	$315

Fixed charges:
Interest on borrowed funds	$202	$132	$563	$374
Rentals at computed interest*	1	1	4	4

Total fixed charges	$203	$133	$567	$378

Profit before taxes plus fixed charges	$331	$245	$954	$693

Ratio of profit before taxes plus fixed charges to fixed charges	1.63	1.84	1.68	1.83

*Those portions of rent expense that are representative of interest cost.